Exhibit 99.1

Niu Technologies Provides First Quarter 2022 Sales Volume Update

BEIJING, April 04, 2022 – Niu Technologies (“NIU” or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today provides its sales volume results for the first quarter 2022.

	1Q 2022	1Q 2021	YoY%
China Market	148,987	144,654	3.0%
International Markets	14,672	4,995	193.7%
Total	163,659	149,649	9.4%

In the first quarter of 2022, NIU sold 163,659 units, including e-motorcycles, e-mopeds, e-bicycles and kick-scooters and e-bikes, representing a 9.4% year-over-year growth. The number of units sold in China market was 148,987, an increase of 3.0% from the corresponding period in 2021. The number of units sold in the international markets was 14,672, representing an increase of 193.7% year-over-year. The sales volume is compared on a year-over-year basis instead of on a quarter-over-quarter basis due to strong seasonality in the e-scooter market.

The growth of units sold in China market varied month to month in the first quarter, mainly due to recent COVID outbreak starting from mid-February. Our combined sales volume in January and February recorded a robust 91.6% year-over-year increase. However, the supply chain shortage and logistic disruption caused by the recent COVID outbreaks, especially in Yangtze River Delta area, has impacted our sales volume in March 2022, which decreased by 24.1% year-over-year. In addition, we temporarily suspended production activity in our manufacturing facilities in Changzhou for six days in March 2022 as part of the COVID control measures, and our manufacturing facilities have since been operating much below full capacity. Despite the impact of COVID outbreaks, we recorded positive year-over-year growth of units sold in China market in the first quarter.

The growth in the international markets was mainly driven by continued strong demand for our kick-scooters since its launch in the second half of 2021. As of March 31, 2022, the cumulative sales volume of kick-scooters and e-motorcycles/e-mopeds reached 9,833 units and 4,839 units, respectively.

Our sales volume count disclosed above is based on the delivery from our manufacturing facility, which may vary slightly from the sales volume measured from a financial accounting and reporting point of view. NIU’s sales volume represents only one measure of the company’s financial performance and should not be relied upon as an indicator of quarterly financial results, which depend on a variety of factors, including revenues from accessories, spare parts and services, cost of sales, operating expenses, etc.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, scooters, bicycles and kick-scooters. NIU has a product portfolio consisting of ten series, four electric scooter series, including NQi, MQi, UQi and Gova, two urban commuter electric motorcycle series RQi and TQi, a hybrid motorcycles series YQi, a performance electric bicycle series, NIU Aero, and two micro-mobility series, the kick-scooter series, KQi, and the e-bike series, BQi. Different series of products address the needs of different segments of modern urban residents and resolve the demands of different scenarios of urban travel, while being united through a common design language that emphasizes style, freedom and technology. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to offer the products and services. For more information, please visit www.niu.com.

Safe Harbor Statement

This press release contains statements that may constitute forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Niu Technologies

Email: ir@niu.com